UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jumei International Holding Limited

(Name of Subject Company (issuer))

Jumei Investment Holding Limited

a wholly owned subsidiary of

Super ROI Global Holding Limited

(Names of Filing Persons (offerors))

Leo Ou Chen

(Names of Filing Persons (other person(s)))

Class A Ordinary Shares, par value US$0.00025 per share*
(Title of Class of Securities)

48138L107**
(CUSIP Number of Class of Securities)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

+86-10 5280 2802

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee****

$ 127,515,764.69	$ 16,551.55

* Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer (the “Class A Ordinary Shares”).

** This CUSIP number applies to the issuer’s ADSs.

*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.00 for 63,255,412 outstanding Class A Ordinary Shares and ADSs of the issuer subject to the transaction plus (b) the product of 393,218 Class A Ordinary Shares issuable under all outstanding and unexercised options with exercise prices of less than $2.00 multiplied by $1.17502 per option share (which is the difference between the $2.00 per Class A Ordinary Share merger consideration and the weighted average exercise price of the options of $0.82498 per Class A Ordinary Share), plus (c) the product of 271,452 Class A Ordinary Shares underlying the restricted share units multiplied by $2.00 per Class A Ordinary Share ((a), (b) and (c) together, the “Transaction Valuation”).

**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 16,551.55           Filing Party: Jumei Investment Holding Limited, Super ROI Global Holding Limited and Leo Ou Chen

Form or Registration No.: Schedule TO-T (File No. 005-88610)   Date Filed: February 26, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended, this “Schedule TO”) filed by Super ROI Global Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“Parent”), Jumei Investment Holding Limited, a company organized and existing under the laws of the Cayman Islands and wholly-owned subsidiary of Parent (“Purchaser”) and Mr. Leo Ou Chen on February 26, 2020. The Schedule TO relates to the offer by Purchaser to purchase all the outstanding class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”), and American depositary shares (the “ADSs,” each representing ten Class A Ordinary Shares) of Jumei, other than Class A Ordinary Shares owned by Parent or Purchaser, at a purchase price of $2.00 per Class A Ordinary Share or $20.00 per ADS, net to the seller in cash, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2020 and as amended by the Amendment No. 1 to the Offer to Purchase dated March 20, 2020 (the “Offer to Purchase”), and the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth herein, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 1.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1 through 9 and Item 11.

Each of the Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information set forth under “Special Factors—2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “The Offer—9. Source and Amount of Funds,” and “The Offer—11. Conditions to the Offer,” is hereby amended and supplemented by adding the following:

The information set forth in Amendment No. 1 to the Offer to Purchase, dated March 20, 2020 and filed as Exhibit (a)(1)(ix) hereto, is incorporated herein by reference.

Two new paragraphs are added to Item 11 as following:

On March 20, 2020, by way of filing and disseminating this Amendment No. 1 (including the Amendment No. 1 to Offer to Purchase as an exhibit hereto), the Offeror Group announced the extension of the expiration time of the Offer to 12:00 midnight, New York City time, at the end of the day on April 1, 2020.

The Tender Agent has advised Parent and Purchaser that, as of 5:00 p.m., New York City time, on March 19, 2020, 822,550 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), representing approximately 0.7% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(ix)	Amendment No. 1 to Offer to Purchase, dated March 20, 2020.

Item 13.	Information Required by Schedule 13E-3.

Each of the items under this Item 13, to the extent such items incorporate by reference the information set forth under “Special Factors—2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “The Offer—9. Source and Amount of Funds,” and “The Offer – 11. Conditions to the Offer,” is hereby amended and supplemented by adding the following:

The information set forth in Amendment No. 1 to the Offer to Purchase, dated March 20, 2020 and filed as Exhibit (a)(1)(ix) hereto, is incorporated herein by reference.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
		Name:	Leo Ou Chen
		Title:	Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
		Name:	Leo Ou Chen
		Title:	Director

3

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 26, 2020.
(a)(1)(ii)*	Form of Share Letter of Transmittal.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)*	Form of Withdrawal Letter
(a)(1)(viii)*	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).
(a)(1)(ix)	Amendment No. 1 to Offer to Purchase, dated March 20, 2020.
(b)(1)*	Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Mr. Leo Ou Chen, Jumei Investment Holding Limited and Super ROI Global Holding Limited on February 25, 2020).
(d)(1)*	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).
(f)*	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

* Previously filed.